Page 1 of 7 pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
               RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 1 )*


                               Ambient Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    02318N102
                             ----------------------
                                 (CUSIP Number)


                                November 20, 2003
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  ___      Rule 13d-1(b)
                  _X_      Rule 13d-1(c)
                  ___      Rule 13d-1(d)

---------------

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                              Page 2 of 7 pages

CUSIP No.  02318N102
           ---------

-------------------------------------------------------------------------------

(1) Names of reporting persons
    I.R.S. Identification No. of above persons (entities only)

                              The Southern Company
                            ------------------------
                                   58-0690070
-------------------------------------------------------------------------------

(2) Check the appropriate box if a member of a group        (a)  ___
    Not applicable                                          (b)  ___

-------------------------------------------------------------------------------

(3) SEC use only

-------------------------------------------------------------------------------

(4) Citizenship or place of organization             Delaware
                                                 ------------------------------

-------------------------------------------------------------------------------

               (5)      Sole Voting Power                3,444,726
                                                 -------------------------------
Number of
Shares         -----------------------------------------------------------------
Beneficially
Owned by       (6)      Shared Voting Power                  0
Each                                             -------------------------------
Reporting
Person         -----------------------------------------------------------------
With
               (7)      Sole Dispositive Power           3,444,726
                                                 -------------------------------

               -----------------------------------------------------------------

               (8)      Shared Dispositive Power             0
                                                 -------------------------------


(9) Aggregate amount beneficially owned by each reporting person     3,444,726
                                                                   ------------

--------------------------------------------------------------------------------

(10)Check box if the aggregate amount in row (9) excludes certain shares  ____

-------------------------------------------------------------------------------

(11)Percent of class represented by amount in row (9)        4.3%
                                                       ------------------------

-------------------------------------------------------------------------------

(12)Type of reporting person                                CO
                                                       ------------------------

-------------------------------------------------------------------------------


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                                                              Page 3 of 7 pages

Item 1.
         (a)      Name of Issuer

                  Ambient Corporation

         (b)      Address of Issuer's Principal Executive Offices

                  79 Chapel Street
                  Newton, MA 02458

Item 2.
         (a)      Name of Person Filing

                  The Southern Company

         (b)      Address of Principal Business Office or, if None, Residence

                  The Southern Company
                  270 Peachtree Street, NW
                  Atlanta, Georgia  30303

         (c)      Citizenship

                  The Southern Company is a Delaware corporation.

         (d)      Title of Class of Securities

                  Common Stock, $.001 par value

         (e)      CUSIP Number

                  02318N102

Item 3.  If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b)or
         (c), Check Whether the Person Filing is a:

         Not Applicable

         (a) ___   Broker or dealer registered under Section 15 of the Exchange
                   Act.

         (b) ___   Bank as defined in Section 3(a)(6) of the Exchange Act.

         (c) ___ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

         (d) ___ Investment company registered under Section 8 of the Investment Company Act.


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                                                              Page 4 of 7 pages

         (e) ___   An investment adviser in accordance with Rule
                   13d-1(b)(1)(ii)(E);

         (f) ___ An employee benefit plan or endowment fund in accordance with rule 13d-1(b)(1)(ii)(F);

         (g) ___ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

         (h) ___ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

         (i) ___   A church plan that is excluded from the
                   definition of an investment company under Section 3(c)(14) of the Investment Company Act;

         (j) ___   Group, in accordance with Rule
                   13d-1(b)(1)(ii)(J)


Item 4.  Ownership

         (a)      Amount Beneficially Owned: 3,444,726 shares

         (b) Percent of Class: 4.3% (based on 76,420,334 shares of Ambient Corporation Common Stock outstanding as of November 14, 2003, as reported in Ambient
                  Corporation's Form 10-Q for the quarter ended
                  September 30, 2003)

         (c)      Number of shares as to which such person has:

                  (i) Sole power to vote or to direct the vote:
                  3,444,726* (ii) Shared power to vote or to direct the vote: 0 (iii) Sole power to dispose or to direct the disposition of: 3,444,726* (iv) Shared power to dispose or to direct the disposition of: 0

Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company or Control Person

         See Exhibit A attached hereto.

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                                                              Page 5 of 7 pages


Item 8.  Identification and Classification of Members of the Group

         Not Applicable

Item 9.  Notice of Dissolution of Group

         Not Applicable

Item 10. Certifications

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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                                                              Page 6 of 7 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 23, 2003

                                                     THE SOUTHERN COMPANY



                                                     /s/Tommy Chisholm
                                                     By:  Tommy Chisholm
                                                     Title:  Secretary


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                                                              Page 7 of 7 pages

                                    EXHIBIT A

                                  SUBSIDIARIES

         The 3,444,726 shares of Ambient Corporation Common Stock beneficially owned by The Southern Company are held of record by Southern Telecom, Inc., a Delaware corporation and wholly owned subsidiary of The Southern Company. As the parent of Southern Telecom, Inc., The Southern Company may be deemed to be the beneficial owner of the shares belonging to Southern Telecom, Inc.